September 3, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Re:	Smithfield Foods, Inc. Registration Statement Filed on Form S-1 File No. 333-290000

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Smithfield Foods, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on September 4, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to the underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Barclays Capital Inc.

As Representatives of the several Underwriters

MORGAN STANLEY & Co. LLC

/s/ Josh Kamboj
Name:	Josh Kamboj
Title:	Executive Director

BOFA SECURITIES, INC.

/s/ Ross Michler
Name:	Ross Michler
Title:	Managing Director

BARCLAYS CAPITAL INC.

/s/ Michaela Diverio
Name:	Michaela Diverio
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]